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                          HIWAY TECHNOLOGIES, INC.
                       5050 BLUE LAKE DRIVE, SUITE 100
                          BOCA RATON, FLORIDA 33431

                               January 5, 1999

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:  James M. Daly, Assistant Director, Mail Stop 4-6
       Sarah L. Cunningham, Mail Stop 4-6

       Re:  Hiway Technologies, Inc.
            Withdrawal of Registration Statements on Form S-1 (File No.
            333-56527)

Ladies and Gentlemen:

        Hiway Technologies, Inc. (the "Company") hereby requests the withdrawal of Registration Statement on Form S-1 (Registration No. 33-56527) (the "Registration Statement"), pursuant to Rule 477(a), initially filed with the Securities and Exchange Commission on June 10, 1998 and subsequently amended. The Registration Statement is being withdrawn on the grounds that the Company is expected to complete a merger with Verio Inc. on or about January 5, 1999. We also confirm by this letter that no securities have been issued or sold under the Registration Statement.

        Thank you for your time and assistance in this matter. Please call the undersigned at (561) 989-8574 if you have any questions or require additional information.

                                        Very truly yours,

                                        HIWAY TECHNOLOGIES, INC.

                                        /S/ Scott H. Adams
                                        ---------------------------------
                                        Scott H. Adams
                                        President

cc:  Jason Wilder, Nasdaq National Market
     Laird H. Simons III, Esq.
     Jeffrey Y. Suto, Esq.
     Thomas A. Skornia, Esq.
     Eda Tan, Esq.